UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                  GENTEK INC.
                                  -----------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                   37245X203
                           ------------------------
                                (CUSIP Number)


                               December 31, 2005
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                         Page 2 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
.................................................................................
2         Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization


          Maryland
.................................................................................
Number of             5.       Sole Voting Power                  0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                1,007,938
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             0
Person With           ..........................................................
                      8.       Shared Dispositive Power           1,007,938
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,007,938
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.9% based on 10,138,676 shares outstanding as of October 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          PN

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                         Page 3 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          CHESAPEAKE PARTNERS LIMITED PARTNERSHIP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization


          Maryland
.................................................................................
Number of             5.       Sole Voting Power                  0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                537,120
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             0
Person With           ..........................................................
                      8.       Shared Dispositive Power           537,120
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          537,120
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ X ]
.................................................................................
11        Percent of Class Represented by Amount in Row (9)

          5.3% based on 10,138,676 shares outstanding as of October 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          LP

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 4 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          CHESAPEAKE PARTNERS INTERNATIONAL LTD.
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Cayman Islands, British West Indies
.................................................................................
Number of             5.       Sole Voting Power                  0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                470,818
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             0
Person With           ..........................................................
                      8.       Shared Dispositive Power           470,818
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          470,818
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          [ X ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          4.6% based on 10,138,676 shares outstanding as of October 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          CO

                                                              Page 5 of 10 Pages


Item 1(a).        Name of Issuer:

                  Gentek Inc. (the "Issuer)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  90 East Halsey Road, Parsippany, N.J. 07054.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Chesapeake Partners Management Co., Inc. ("CPMC");

                  ii) Chesapeake Partners Limited Partnership ("CPLP"); and

                  iii) Chesapeake Partners International Ltd. ("CPINTL").

                  This Statement relates to Shares (as defined herein) held for the accounts of CPLP and CPINTL. CPMC serves as investment manager to each of CPLP and CPINTL. In such capacity, CPMC may be deemed to have voting and dispositive power over the Shares held for the accounts of each of CPLP and CPINTL.

Item 2(b).        Address of Principal Business Office or, if 0, Residence

                  The address of the principal business office of each of CPMC and CPLP is 1829 Reisterstown Road, Suite 420, Baltimore, Maryland 21208. The address of the principal business office of CPINTL is c/o Goldman Sachs Cayman Trust, Harbour Centre, Mary Street, 2nd Floor, P.O. Box 896 GT, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).        Citizenship

                  i)  CPMC is a Maryland corporation;

                  ii) CPLP is a Maryland limited partnership; and

                  iii) CPINTL is a Cayman Islands exempted company.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share (the "Shares")

Item 2(e).        CUSIP Number:

                  37245X203

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                                                              Page 6 of 10 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 13, 2006:

                  (i) CPMC may be deemed to be the beneficial owner of 1,007,938 Shares. This amount consists of: (A) 537,120 Shares held for the account of CPLP; and (B) 470,818 Shares held for the account of CPINTL;

                  (ii) CPLP may be deemed to be the beneficial owner of the 537,120 Shares held for its account; and

                  (iii) CPINTL may be deemed to be the beneficial owner of the 470,818 Shares held for its account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which CPMC may be deemed to be the beneficial owner constitutes approximately 9.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q, there were approximately 10,138,676 shares outstanding as of October 31, 2005).

                  (ii) The number of Shares of which CPLP may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding.

                  (iii) The number of Shares of which CPINTL may be deemed to be the beneficial owner constitutes approximately 4.6% of the total number of Shares outstanding.

Item 4(c)         Number of Shares of which such person has:

CPMC:
-----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,007,938

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,007,938

CPLP:
-----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            537,120

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               537,120

                                                              Page 7 of 10 Pages

CPINTL:
-------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            470,818

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               470,818



Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006             CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                    By: /s/ Mark D. Lerner
                                       ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President

Date: February 14, 2006             CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                    By: Chesapeake Partners Management Co., Inc.
                                        As General Partner


                                    By: /s/ Mark D. Lerner
                                        ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President

Date: February 14, 2006             CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                    By: Chesapeake Partners Management Co., Inc.
                                        As Investment Manager

                                    By: /s/ Mark D. Lerner
                                        ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President

                                                              Page 9 of 10 Pages

                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

B.   Joint Filing Agreement, dated February 14, 2006 by and among
     Chesapeake Partners Management Co., Inc., Chesapeake Partners
     Limited Partnership, and Chesapeake Partners International
     Ltd.........................................................             10

                                                             Page 10 of 10 Pages


                                   EXHIBIT B

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G, Amendment No. 2 with respect to the Common Stock of Gentek Inc. dated as of February 14, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2006             CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                    By: /s/ Mark D. Lerner
                                        ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President

Date: February 14, 2006             CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                    By: Chesapeake Partners Management Co., Inc.
                                        As General Partner


                                    By: /s/ Mark D. Lerner
                                        ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President

Date: February 14, 2006             CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                    By: Chesapeake Partners Management Co., Inc.
                                        As Investment Manager

                                    By: /s/ Mark D. Lerner
                                        ------------------------------
                                    Name: Mark D. Lerner
                                    Title:   Vice President